                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934


For the fiscal year ended December 31, 1999
                          -----------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from                  to
                               ----------------    ----------------

Commission file number 000-24931
                       ---------

                  A. Full title of the plan and the address of the plan, if different from that of the issuer named below: S1 Corporation 401(k) Savings Plan.


                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: S1 Corporation, 3390 Peachtree Road, NE, Suite 1700, Atlanta, Georgia 30326



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              SECURITY FIRST TECHNOLOGIES, INC. 401(k) SAVINGS PLAN

                                Table of Contents


                                                                                                   Page(s)
Report of Independent Accountants

Financial Statements                                                                                  1

     Statements of Net Assets Available for Plan Benefits at December 31, 1999 and
         1998                                                                                         2

     Statement of Changes in Net Assets Available for Plan Benefits For the Year Ended
         December 31, 1999                                                                            3

     Notes to Financial Statements                                                                   4-7

Supplemental Schedules (see note below)

     Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at                         8
         December 31, 1999

     Schedule H, Line 4j - Schedule of Reportable Transactions For the Year Ended                     9
         December 31, 1999

Exhibit 23 - Consent of PricewaterhouseCoopers LLP

Note:  Certain schedules required by the Department of Labor have not been included because they are not applicable.


                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Plan Administrator of the Security First Technologies, Inc.
401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Security First Technologies, Inc. 401(k) Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of the Plan for the year ended December 31, 1998 were audited by other independent accountants whose report dated June 11, 1999 expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia
June 21, 2000


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SECURITY FIRST TECHNOLOGIES, INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------------------------------------------------

                                                                      DECEMBER 31,
                                                                   1999          1998
ASSETS

Investments                                                    $ 21,294,853   $ 5,485,988
Receivables
  Accrued dividends                                                       -        44,743
  Participant contributions                                          86,260        40,656
  Employer contributions                                             23,288        14,436
                                                               ------------   -----------
         Total receivables                                          109,548        99,835
                                                               ------------   -----------
         Net assets available for plan benefits                $ 21,404,401   $ 5,585,823
                                                               ============   ===========


   The accompanying notes are an integral part of these financial statements.

SECURITY FIRST TECHNOLOGIES, INC.
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------------------------------------------------

                                                                                                                     FOR THE
                                                                                                                   YEAR ENDED
                                                                                                                  DECEMBER 31,
                                                                                                                      1999
Additions to net assets attributed to
 Investment income
   Net appreciation in fair value of investments                                                                 $  14,889,902
   Interest and dividends                                                                                               20,802
                                                                                                                 -------------
            Total investment income                                                                                 14,910,704

Contributions
   Participant                                                                                                       1,463,896
   Employer                                                                                                            980,957
                                                                                                                 -------------
            Total contributions                                                                                      2,444,853
                                                                                                                 -------------
            Total additions                                                                                         17,355,557
                                                                                                                 -------------
Deductions from net assets attributed to
   Benefits paid to participants                                                                                    (1,474,965)
   Administrative expenses                                                                                             (62,014)
                                                                                                                 -------------
            Total deductions                                                                                        (1,536,979)
                                                                                                                 -------------
            Net increase in net assets available for plan benefits                                                  15,818,578

Net assets available for plan benefits
   Beginning of period                                                                                               5,585,823
                                                                                                                 -------------
   End of period                                                                                                 $  21,404,401
                                                                                                                 =============


   The accompanying notes are an integral part of these financial statements.

SECURITY FIRST TECHNOLOGIES, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.     DESCRIPTION OF THE PLAN

       The following description of the Security First Technologies, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       GENERAL
       The Plan, which commenced on July 1, 1996, is a defined contribution plan covering all eligible employees of S1 Corporation (the "Company"). Employees are eligible to participate after three months of service. Enrollment in the Plan is on the first day of each month. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

       REORGANIZATION
       The Company changed its name from Security First Technologies Corporation to S1 Corporation in November 1999. Security First Technologies Corporation is the successor company to Security First Network Bank as a result of the reorganization completed on September 30, 1998. Also on September 30, 1998, the Company completed the sale of its banking operations to the Royal Bank of Canada.

       CONTRIBUTIONS
       Participants may contribute from 1% to 15% of their pretax earnings up to a maximum of $10,000 in 1999 and 1998. Rollover contributions from other qualified plans are permitted. The Company makes matching contributions of $.25 for every dollar that participants elect to contribute to investments other than the S1 Corporation Common Stock Fund up to a defined limit. The Company makes matching contributions of $1.00 for every dollar that participants elect to contribute to the S1 Corporation Common Stock Fund up to a defined limit. Employer contributions are limited to the first 4% of the employee's eligible compensation.

       PARTICIPANT ACCOUNTS
       All contributions made to the selected investment funds are participant directed. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       INVESTMENTS
       The Plan assets are invested in guaranteed investment contracts, pooled separate accounts, mutual funds and S1 Corporation common stock. Participants may change their investment allocation, as well as elections on future investments, at any time. Investment transfers from the S1 Corporation Common Stock Fund are subject to certain restrictions, as defined in the Plan agreement. On a quarterly basis, the Plan allocates earnings to participants based on the ratio of the participant's account balance in each investment fund to the total of all participants' account balances in each investment fund. For a description of the Plan's investment options, participants should refer to the Plan document and each fund's most current prospectus.

SECURITY FIRST TECHNOLOGIES, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        VESTING
        Participants are immediately vested in their contributions plus earnings thereon. Company contributions plus earnings thereon become fully vested after five years of service. Company contributions are vested at the rate of 33-1/3% per year starting with the third year of participation. Participants become fully vested in Company contributions upon reaching normal retirement age, total and permanent disability, or death.

        DISTRIBUTION OF BENEFITS
        Participants who separate from service for any reason other than retirement will have the value of their contributions and earnings and the Company elective contributions and earnings, in which they are vested, distributed to them in a lump sum. Distribution of benefits to retired participants can be made in either lump-sum or periodic payments. If a participant dies before receiving distribution of their account, the full amount of their account will be paid to their designated beneficiary.

        FORFEITURES
        Participants forfeit the nonvested portion of the employer matching contributions upon the earlier of (a) the distribution of the vested portion of the participant's accounts, or (b) the participant incurs five consecutive years with a break in service. Forfeitures are used by the Company to pay administrative expenses. Forfeitures remaining at the end of the Plan year are distributed ratably to participants on the last day of the Plan year. Forfeitures amounted to $166,000 and $159,000 in 1999 and 1998, respectively.

        ADMINISTRATIVE EXPENSES
        Administrative expenses in excess of forfeitures are paid by the Company.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF PRESENTATION
        The accompanying financial statements have been prepared on the modified accrual basis. Certain prior year amounts have been reclassified to conform to the current year presentation.

        INVESTMENTS
        Investments are stated at fair value. Guaranteed investment contracts are valued at fair market value which represents the value paid when funds are withdrawn prior to their maturity. Investments in pooled separate accounts are valued at fair value which is the net asset value per unit as reported on the last business day of the year. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company's stock is valued at its quoted market price. Purchases and sales of investments are recorded on a trade-date basis.

        Net appreciation in fair value of investments, including realized gains and losses, represent the change in fair value during the year and realized gains and losses on investments sold or distributed during the year.

SECURITY FIRST TECHNOLOGIES, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        CONTRIBUTIONS
        Employee and employer contributions are generally recorded in the period after the Company makes payroll deductions from the participants' earnings. At period end, receivables are recorded to reflect contributions made but not yet received.

        USE OF ESTIMATES
        The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

        PAYMENT OF BENEFITS
        Benefits are recorded when paid.

        RISKS AND UNCERTAINTIES
        The Plan's investments are subject to market risk due to changes in securities prices. In particular, the Plan's investments in S1 Corporation common stock are exposed to significant market risk due to the high volatility of the Company's common stock price. At December 31, 1999 and 1998, the Plan has a significant investment balance in S1 Corporation common stock, as discussed in Note 3. Depending on the Company's common stock price, the Plan could experience significant fluctuations in asset values due to market volatility.

3.      INVESTMENTS

        The following table presents investments that represent 5 percent or more of the Plan's net assets:

                                                                           DECEMBER 31,
                                                                     1999              1998
                                                                 -------------    -------------
S1 Corporation Common Stock Fund                                 $ 17,905,474     $ 3,399,090

Vanguard Primecap Fund                                                677,600         375,797



4.      PLAN MERGERS

        In November 1999, the Company completed the acquisitions of Edify Corporation ("Edify"), FICS Group, N.V. ("FICS") and VerticalOne Corporation ("VerticalOne"). The assets of Edify's, FICS' (domestic operations only) and VerticalOne's employee retirement plans were merged into the Plan in January 2000.

SECURITY FIRST TECHNOLOGIES, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        During 1998, Plan assets totaling $125,752 from the Solutions By Design, Inc. 401(k) Plan were merged into Plan as a result of the Company's acquisition of Solutions By Design, Inc. on November 24, 1997.

        Generally, the participants in these plans are given full credit for their service with their previous employers for purposes of both eligibility and vesting in the Plan.

5.      PLAN TERMINATION

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

6.      TAX STATUS

        The Internal Revenue Service has determined and informed the Company by a letter dated August 2, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.      RELATED PARTY TRANSACTIONS

        Certain Plan investments are shares of mutual funds managed by Principal Life Insurance Company ("Principal"). Principal is a custodian and the recordkeeper of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for administrative expenses amounted to $62,000 and $21,000 for the years ended December 31, 1999 and 1998, respectively.

8.      SUBSEQUENT EVENTS

        Effective January 2000, the trustee, custodian and recordkeeper of the Plan was changed to T. Rowe Price Trust Company.

        Effective January 2000, all contributions made by Plan participants will be matched by the employer dollar for dollar up to the first 4% of the participant's compensation.

        Effective January 2000, participants will vest in employer contributions of 25% after one year of service, 50% after two years of service, 75% after three years of service and 100% after four years of service.

        Effective January 2000, the Company changed the name of the Plan from Security First Technologies, Inc. 401(k) Savings Plan to the S1 Corporation 401(k) Savings Plan.

        In April 2000, the Company completed the acquisitions of Q-Up Systems, Inc. and Davidge Data Systems. The two companies terminated their employee benefit plans prior to the closing of the transactions, and their employees became eligible as of the closings to participate in the Plan.

SECURITY FIRST TECHNOLOGIES, INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                     NUMBER OF                                         CURRENT
IDENTITY OF ISSUE/DESCRIPTION OF INVESTMENT         UNITS/SHARES              COST                      VALUE
Principal Guaranteed Interest Investment                     N/A       $     76,352               $      74,174
Principal Money Market Separate Account*                   3,927            148,492                     152,281
Principal Government Securities Separate Account*            428              6,064                       6,105
Principal Stock Emphasis Balanced Separate Account*        6,229            115,960                     131,852
Principal Bond Emphasis Balanced Separate Account*           748             12,314                      12,894
Principal Stock Index 500 Separate Account*               16,065            658,519                     828,953
Principal U.S. Stock Separate Account*                        83             36,782                      38,019
Principal Medium Company Value Separate Account*           3,463            122,465                     118,850
Principal Medium Company Blend Separate Account*             532             17,874                      19,698
Principal Small Company Blend Separate Account*            4,539            158,266                     168,885
Principal International Stock Separate Account*            4,215            137,346                     176,253
Principal International Emerging Markets
         Separate Account*                                11,202            164,254                     222,346
T. Rowe Price Growth and Income Fund                       5,641            151,339                     137,854
Vanguard Health Care Fund                                  3,573            308,194                     340,171
Vanguard U.S. Growth Fund                                  7,944            283,490                     345,799
Vanguard Primecap Fund                                    10,796            508,606                     670,096
S1 Corporation Common Stock Fund*                        228,488          9,886,028                  17,850,623
                                                                       ------------               -------------
                                                                       $ 12,792,345               $  21,294,853
                                                                       ============               =============

*Party-in-interest to the Plan

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SECURITY FIRST TECHNOLOGIES, INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                                                                       CURRENT
                                                                                                       VALUE OF
                                                                                                       ASSET ON
                                                    PURCHASE          SELLING        COST OF          TRANSACTION
IDENTITY OF ISSUE/DESCRIPTION OF ASSET              PRICE             PRICE          ASSET                DATE          NET GAIN
Principal Money Market Separate Account*          $ 564,070         $         -  $    564,070       $     564,070    $        -
Principal Money Market Separate Account*                  -             499,926       492,819             499,926         7,107
Principal Stock Index 500 Separate Account*         414,833                   -       414,833             414,833             -
Principal Stock Index 500 Separate Account*               -             119,444        99,100             119,444        20,344
Vanguard U.S. Growth Fund                           196,248                   -       196,248             196,248             -
Vanguard U.S. Growth Fund                                 -             119,591       101,501             119,591        18,090
Vanguard Primecap Fund                              254,856                   -       254,856             254,856             -
Vanguard Primecap Fund                                    -              79,082        63,157              79,082        15,925
S1 Corporation Common Stock Fund                 14,839,656                   -    14,839,656          14,839,656             -
S1 Corporation Common Stock Fund                          -          14,734,813     6,201,296          14,734,813     8,533,517

*Party-in-interest to the Plan

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     S1 Corporation 401(k) Savings Plan

                                     401(k) Plan Committee

Date:  June 28, 2000                 By:  /s/ ROBERT F. STOCKWELL
                                        ----------------------------------
                                        Name:  Robert F. Stockwell
                                        Title: Committee Member

                                  Exhibit Index

          Exhibit No.                    Exhibit

              23                         Consent of Independent Accountants